SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May 2011

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Granada Ampliación
11529 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

AMÉRICA MÓVIL’S FIRST QUARTER OF 2011

FINANCIAL AND OPERATING REPORT

Mexico City, May 2, 2011 - América Móvil, S.A.B. de C.V. (“América Móvil”) [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL], announced today its financial and operating results for the first quarter of 2011.

•       América Móvil added nearly 6 million wireless subscribers and 1.5 million fixed-line revenue generating units (RGUs) in the first quarter. At the end of March we had 231 million wireless subscribers, 13.6 million broadband accesses, 28.7 million landlines and 10.8 million PayTV clients, for a total of 284 million accesses, 12.1% more than a year before.

•       In Brazil we obtained 1.8 million new subs exceeding by 52.3% those obtained a year ago, whereas in Mexico we added 1.5 million wireless subs, 38.2% more than in the year-earlier quarter. In Colombia, the period’s net additions, 750 thousand, were double those of the prior year.

•       We have 212 million wireless subscribers in Latam, of which 16% are postpaid users. In Mexico, only 6.6 million clients—10% of our base—are postpaid, which represents a market share of 51% in that segment of the Mexican market.

•       The increase in fixed-line RGUs that took place in the first quarter was 45.3% higher than that seen a year before.

•       At 156 billion Mexican pesos, our first quarter revenues were up 6.3% from the year-earlier quarter, with 63.5% originating in our wireless operations. Wireless service revenues were up 11.1% year-on-year and fixed-line revenues 1.8%.

•       At constant exchange rates mobile data services increased by 37.8%, followed by fixed data services with 7.4% growth.  Fixed voice revenues declined 4.3% as revenue reductions in Mexico, Central America and the Caribbean more than offset the 3.7% rise observed in South America.

•       Our EBITDA of 62 billion pesos was almost flat relative to the year before, with the 10.3% reduction in Telmex’ EBITDA countering the 8.8% EBITDA gains of our other operations. Operating profits totaled 38.8 billion pesos in the quarter.

•       Comprehensive financing costs of 1.9 billion pesos were half those of the year-earlier quarter even in spite of lower foreign exchange gains. The reduction in financing costs helped bring about an 12.1% increase in our net income, to 23.5 billion pesos.

•       Our cash flow allowed us to fully cover 17.4 billion pesos in capital expenditures, acquire stock of Telint and Net Serviços worth 1.2 billion pesos, make distributions to our shareholders through buybacks and dividends in the amount of 12.4 billion pesos and reduce our net debt by 7.3 billion pesos in flow terms during the quarter.

América Móvil Fundamentals
Mexican Pesos
	1Q11	1Q10	Var. %
EPS (Mex$)(1)	0.59	0.52	12.1%
Earning per ADR (US$)(2)	0.97	0.82	18.7%
Net Income (millions of Mex$ )(3)	23,511	16,874	39.3%
Shares Outstanding as of March 31th (billion)(4)	39.85	32.11	24.1%
ADRs Outstanding as of March 31th (millions) (5)	547	575	-4.8%

(1) Net Income / Average Shares outstanding    (2)20 shares per ADR   (3) First quarter figures reflect the consolidation of TMX and TII, historical figures are not meant to be comparable, but the actual financial information reported in each of the periods    (4) Reflects th increase in AMX post acquisition    (5) As per Bank of NY Mellon

Relevant Events

On March 10th, América Móvil entered into an agreement with Digicel Group Ltd. to acquire 100% of Digicel’s operations in Honduras and El Salvador. As part of this transaction AMX is selling its operations in Jamaica to Digicel. The completion of the transaction is subject to governmental and regulatory approvals in Honduras, El Salvador and Jamaica and it is expected to occur during the second quarter of 2011.

On April 15, 2011, Cofeco notified Telcel a resolution imposing a fine of Ps. 11,989 million for alleged monopolistic practices. Cofeco states that the rates Telcel offers its own clients (on-net calls) are lower than the mobile termination rate Telcel charges other carriers, and consequently, prevents said carriers from being able to provide similar offers to their clients. Telcel disputes such fine, which we believe is illegal, arbitrary and opportunistic. As of the date of the accompanying financial statements, the Company and Telcel are evaluating the scope and legal grounds of said resolution and will exercise any and all legal actions and/or remedies to challenge it.

On April 19th, we announced that we had entered into a stock purchase agreement with GE Satellite Holdings LLC and its affiliates, to acquire 20% of the capital stock of StarOne S.A. StarOne is a Brazilian company that provides satellite services in Brazil. Our subsidiary Embratel, currently owns the remaining 80% of the shares of Star One. The completion of the transaction is subject to regulatory approvals in Brazil and expected to take place in the third quarter of 2011.

In May we are closing two syndicated revolving-loan facilities in an aggregate amount of four billion dollars. One is dollar-denominated, with a maturity of 3.5 years whereas the second one is denominated in euros in the amount of two billion dollars-equivalent and has a maturity of 5 years.

América Móvil's Subsidiaries & Affiliates as of March 2011

Country		Company	Business	Equity Participation	Consolidation Method

Subsidiaries
-	Mexico	Telcel	wireless	100.0%	Global Consolidation Method
		Telmex	wireline	59.9%	Global Consolidation Method
		Sección Amarilla	other	100.0%	Global Consolidation Method
-	Argentina	Claro	wireless	100.0%	Global Consolidation Method
		Telmex(1)	wireline	96.7%(3)	Global Consolidation Method
-	Brazil	Claro	wireless	99.4%	Global Consolidation Method
		Embratel(1)	Wireline	97.3%	Global Consolidation Method
		Net(2)	Cable	87.6%	Equity Method
-	Chile	Claro	wireless	100.0%	Global Consolidation Method
		Telmex(1)	wireline	100.0%	Global Consolidation Method
-	Colombia	Comcel	wireless	99.4%	Global Consolidation Method
		Telmex(1)	wireline	99.4%	Global Consolidation Method
-	Dominicana	Claro	wireless, wireline	100.0%	Global Consolidation Method
-	Ecuador	Porta	wireless	100.0%	Global Consolidation Method
		Telmex(1)	wireline	100.0%	Global Consolidation Method
-	El Salvador	Claro	wireless, wireline	100.0%	Global Consolidation Method
-	Guatemala	Claro	wireless, wireline	100.0%	Global Consolidation Method
-	Honduras	Claro	wireless, wireline	100.0%	Global Consolidation Method
-	Jamaica	Claro	wireless	100.0%	Global Consolidation Method
-	Nicaragua	Claro	wireless, wireline	99.5%	Global Consolidation Method
-	Panama	Claro	wireless	100.0%	Global Consolidation Method
-	Paraguay	Claro	wireless	100.0%	Global Consolidation Method
-	Peru	Claro	wireless	100.0%	Global Consolidation Method
		Telmex(1)	wireline	100.0%	Global Consolidation Method
-	Puerto Rico	Claro	wireless, wireline	100.0%	Global Consolidation Method
-	Uruguay	Claro	wireless, wireline	100.0%	Global Consolidation Method
-	USA	Tracfone	wireless	98.2%	Global Consolidation Method
Affiliate
-	Mexico	Telvista	other	71.7%(4)	Global Consolidation Method

(1) Equity Participation of Telmex Internacional of which América Móvil owns 96.8%
(2) As of today AMX owns 92% of the company through our Brazilian subsidiary Embratel.
(3) Telmex owns the remaining 3.3% of the stock

(4) AMX owns directly 45% and 26.7% through its subsidiary Telmex.

Total Accesses

We finished the quarter with 284 million accesses, 12.1% more than in the first quarter of 2010.  This figure comprises 231 million wireless subscribers, 28.7 million landlines, 13.6 million broadband accesses and 10.8 million PayTV clients. Excluding Mexico, the number of fixed lines was up 15.1% year-on-year and that of broadband accesses 25.0%. PayTV was the fastest growing division, with a 33.9% annual increase.

Wireless Subscribers

América Móvil added nearly 6 million wireless subscribers in the first quarter, 7.5% more than in the year-earlier period, taking our wireless subscriber base to 231 million at the end of March for an 11.8% year-on-year increase.

Mexico registered net additions of 1.5 million, 38.2% greater than those of the first quarter of 2010 with postpaid net adds of 271 thousand that were also higher than in the prior year. In Brazil we obtained 1.8 million new subscribers—52.3% more than last year—while in Colombia we added 750 thousand, almost twice as many as the year before. Tracfone, our subsidiary in the US obtained 780 thousand new subscribers in the period. In Central America we gained 349 thousand subscribers, 74.3% more than in the same period of 2010 while in Peru, Ecuador and Chile net subscriber additions totaled 312, 235 and 176 thousand, respectively.

At the end of March our subscriber base comprised 65.7 million subscribers in Mexico, 53.4 million in Brazil, 30 million in Colombia and 18.5 million in both Argentina and the U.S., with 17.5 million coming from Central America and the Caribbean.

Subscribers as of March 2011

Thousands	1,000
	Total(1)
Country	Mar'11	Dec'10	Var.%	Mar'10	Var.%
Mexico	65,655	64,138	2.4%	60,265	8.9%
Brazil	53,438	51,638	3.5%	45,583	17.2%
Chile	5,046	4,871	3.6%	3,769	33.9%
Argentina, Paraguay and Uruguay	19,701	19,637	0.3%	18,686	5.4%
Colombia and Panama	30,201	29,413	2.7%	28,160	7.2%
Ecuador	10,859	10,624	2.2%	9,782	11.0%
Peru	9,998	9,686	3.2%	8,741	14.4%
Central America & Caribbean	17,462	17,268	1.1%	15,991	9.2%
USA	18,529	17,749	4.4%	15,452	19.9%
Total Wireless	230,889	225,024	2.6%	206,429	11.8%

(1) Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated. Total wireless historical data does not include recent acquisitions.

Fixed Line Revenue Generating Units

After adding 1.5 million accesses in the first quarter—45.3% more net additions than in the prior year—we ended March with 53 million revenue-generating units, 13.3% more than in the same period of last year, with those in South America posting an annual growth rate of 27.4%. Our PayTV accesses reached 10.8 million, having increased by 701 thousand in the quarter, whereas our broadband accesses ended March at 13.6 million and our telephony accesses at 28.7 million

We had 23.1 million RGUs in Mexico, 19.6 million in Brazil, 5.5 million in Central America and the Caribbean and 3.1 million in Colombia. Our fastest growing operations were Ecuador and Peru, whose RGUs increased 97.3% and 56.6% respectively, followed by Chile and Brazil with around 30% each.

Fixed Line and Other Accesses (RGUs) as of March 2011
Thousands
	Total(1)
	Mar'11	Dec'10	Var.%	Mar'10	Var.%
Mexico	23,106	22,951	0.7%	22,583	2.3%
Brazil	19,570	18,588	5.3%	15,136	29.3%
Colombia	3,116	2,988	4.3%	2,815	10.7%
Ecuador	125	108	15.6%	63	97.3%
Peru	483	436	10.8%	308	56.6%
Argentina	227	216	5.0%	179	26.9%
Chile	916	850	7.8%	699	31.1%
Central America & Caribbean	5,493	5,374	2.2%	5,067	8.4%
Total	53,060	51,511	3.0%	46,850	13.3%
*Fixed Line, Broadband and Television (Cable & DTH)

América Móvil Consolidated Results

As economies continued to expand throughout the region we were able to undergo solid access growth, with fixed line accesses expanding 13.3% year-on-year—including a 33.9% jump in PayTV accesses—and our wireless subscriber base increasing 11.8%. At the end of March, we had a total of 284 million accesses, of which 231 million were wireless subscribers.

Our first quarter revenues totaled 156.2 billion Mexican pesos, exceeding by 6.3% those of the year-earlier quarter. 63.5% of our revenues originated in our wireless operations with wireless gross service revenues (before commissions to distributors)up 11.1% year-on-year. Fixed-line revenues advanced 1.8%.

Mobile data was a major driver of growth, with revenues jumping by two thirds in Central America and the Caribbean and climbing by approximately 27% in the rest of Latin America.  Fixed data revenues expanded by approximately 7.5% year-on-year in both Mexico and South America.

Overall our mobile voice revenues were up 4.3% while our fixed-line voice revenues declined 4.3%, as their expansion in South America was not enough to compensate for the reduction experienced in Mexico, Central America and the Caribbean. PayTV revenues soared by 66.0% year-on-year, making it our most dynamic product line. Our South American operations registered a 9.1% increase in gross service revenues, being the only region that exhibited growth in all product lines.

Consolidated EBITDA came in at 62.1 billion pesos and was practically flat year-on-year in the face of strong growth of accesses and the subscriber acquisition costs that entails. Telmex registered a 10.3% anual reduction in EBITDA countering for the most part the 8.8% EBITDA gains of other operations.

Depreciation and amortization charges totaled 22.3 billion pesos, 8.6% more than a year before, and represented a similar share of total revenues (approximately 14%). With EBITDA roughly flat, the increase in these charges contributed to a 4.9% decline in the firm’s operating profits.

America Movil's Income Statement (IFRS)
Millions of MxP		check
	1Q11	1Q10	Var.%

Net Service Revenues	142,956	134,658	6.2%
Equipment Revenues	13,276	12,271	8.2%
Total Revenues	156,232	146,928	6.3%

Cost of Service	44,483	39,688	12.1%
Cost of Equipment	20,577	19,048	8.0%
Selling, General & Administrative Expenses	28,088	25,040	12.2%
Others	981	809	21.2%
Total Costs and Expenses	94,128	84,584	11.3%

EBITDA	62,104	62,344	-0.4%
% of Total Revenues	39.8%	42.4%

Depreciation & Amortization	22,331	20,568	8.6%
Employee Profit Sharing	1,022	1,029	-0.8%

EBIT	38,751	40,747	-4.9%
% of Total Revenues	24.8%	27.7%

Net Interest Expense	3,238	2,286	41.7%
Other Financial Expenses	3,022	7,485	-59.6%
Foreign Exchange Loss	-4,400	-5,840	24.7%
Comprehensive Financing Cost (Income)	1,860	3,930	-52.7%

Income & Deferred Taxes	12,228	13,406	-8.8%
Net Income before Minority Interest and Equity	24,663	23,411	5.3%
Participation in Results of Affiliates
minus
Equity Participation in Results of Affiliates	527	212	148.5%
Minority Interest	-1,679	-2,654	36.7%
Net Income	23,511	20,970	12.1%

Balance Sheet (in accordance with IFRS)
América Móvil Consolidated
Millions of Mexican Pesos
	Mar '11	Dec '10	Var.%		Mar '11	Dec '10	Var%

Current Assets				Current Liabilities
Cash & Securities	93,209	114,069	-18.3%	Short Term Debt**	13,474	9,039	49.1%
Accounts Receivable	104,524	98,486	6.1%	Accounts Payable	139,901	146,049	-4.2%
Other Current Assets	19,215	13,206	45.5%	Other Current Liabilities	50,670	49,455	2.5%
Inventories	25,194	26,082	-3.4%		204,045	204,543	-0.2%
	242,142	251,842	-3.9%

Non Current Assets
Plant & Equipment	403,990	411,820	-1.9%
Investments in Affiliates	51,931	50,539	2.8%	Non Current Liabilities
				Long Term Debt	290,992	312,083	-6.8%
Deferred Assets				Other Non Current Liabilities	43,883	42,053	4.4%
Goodwill (Net)	70,609	70,919	-0.4%		334,876	354,136	-5.4%
Intangible	45,953	49,053	-6.3%
Deferred Assets	64,487	60,651	6.3%	Shareholder's Equity	340,191	336,146	1.2%

Total Assets	879,112	894,825	-1.8%	Total Liabilities and Equity	879,112	894,825	-1.8%
** Includes current portion of Long Term Debt

Our comprehensive financing costs, 1.9 billion pesos, were approximately half the ones registered in the first quarter of 2010 even though we had lower foreign exchange gains. The reduction in financing costs and in income and deferred taxes (from 13.4 to 12.2 billion pesos) helped bring about an 12.1% increase in the company’s net profit, to 23.5 billion pesos.

Our first quarter cash flow allowed us to fully cover our capital expenditures of 17.4 billion pesos, repurchase shares and pay dividends in the amount of 12.4 billion pesos, buy Telint and Net Serviços  stock in the amount of 1.2 billion pesos and reduce net debt by 7.3 billion pesos. At the end of March our net debt stood at 211 billion pesos.

Financial Debt of América Móvil*

Millions of U.S. Dollars
	mar/11	dez/10
Peso Denominated Debt	6,576	6,362
Bonds and other securities	6,572	6,359
Banks and others	4	4
U.S. Dollar - denominated debt	11,021	11,930
Bonds and other securities	9,248	9,250
Banks and others	1,773	2,679
Debt denominated in other currencies	7,844	7,695
Bonds and other securities	6,198	6,003
Banks and others	1,646	1,692
Total Debt	25,440	25,987
Short term debt and current portion of long-term debt	1,126	731
Long-term debt	24,315	25,255
* This table does not include the effect of forwards and derivatives used to hedge the foreign exchange exposure

Mexico

Telcel had a strong quarter in terms of net additions having gained 1.5 million subscribers, 38.2% more than in the same period of 2010.  We continue to deliver solid figures in the postpaid segment, adding 271 thousand clients, 3.6%

more than in the year-earlier quarter. Telcel remains a net receiver of ported numbers, gaining 147 thousand clients in the quarter. It goes to show that Telcel continues to lead in the preference of Mexican wireless clients given its superior networks and quality of service, amongst other things.

At the end of March Telmex had 12.5 million lines, 0.9% less than in the same period of 2010. It also had 1.5 million lines in rural areas, which will be serviced by Telmex Social. All in, Telmex had a total of 15.6 million lines—including nearly 1.6 million  public phones and prepaid lines—which is 1.6% lower than in the same period of the prior year.

Revenues of our Mexican operations totaled 61.8 billion pesos, 1.7% more than in the precedent year, with wireless revenues rising 5.0% to 37 billion pesos and fixed-line revenues declining 4.9%. Net wireless service revenues were up 6.4% driven by the surge in the demand for data services, with data revenues expanding 26.4% year-on-year. Fixed line revenues, on the other hand, fell as the increase in revenues from data and corporate networks was not sufficient to make up for the loss of fixed-line voice revenues.

EBITDA for the quarter of 32.4 billion pesos was 1.2% lower than in the same period of 2010 mostly as a result of a 10.3% decline in Telmex’s EBITDA. On the wireless front, it is worth mentioning that Telcel registered an EBITDA increase of 3.9% in spite of the strong subscriber growth of the period.

It must be noted that the quarter’s wireless voice revenues reflect the impact of the airtime bonus of approximately 600 million pesos that Telcel willingly offered its subscribers as compensation for interference-related problems experienced in the Mexico City metropolitan area in December and January. We have fully reestablished the sound standards of service we have traditionally maintained.

In the quarter Telcel used its marketing resources in radio, newspapers, magazines, PayTV channels, internet and digital media, billboards and movie theaters, targeting the A, B and C segments. At the same time, we seek to reach the D and E segments through the provision of universal access, offering cheaper devices that entail greater subsidies and airtime cards of lower denominations.

INCOME STATEMENT (IFRS)
Mexico
Millions of MxP	check
	1Q11	1Q10	Var.%

Total Revenues	61,809	60,780	1.7%
Wireless Revenues	37,003	35,238	5.0%
Fixed Line and Other Revenues	27,106	28,509	-4.9%

EBITDA	32,435	32,830	-1.2%
% total revenues	52.5%	54.0%

EBIT	25,413	25,481	-0.3%
%	41.1%	41.9%

Mexico Operating Data

	1Q11	1Q10	Var.%
Wireless Subscribers (thousands)	65,655	60,265	8.9%
Postpaid	6,631	5,491	20.8%
Prepaid	59,025	54,774	7.8%
MOU	217	201	8.1%
ARPU (MxP)	160	164	-2.7%
Churn (%)	3.1%	3.2%	(0.1)
Revenue Generating Units (RGUs)*	23,130	22,583	2.4%
* Fixed Line and Broadband

Argentina, Paraguay and Uruguay

We finished March with 19.9 million accesses of which 19.7 million were wireless and 227 thousand were RGUs.  These increased 26.9% from a year before, with broadband accesses rising 32.9% in the period.

First quarter revenues rose 18.6% year-on-year to 2.7 billion Argentinean pesos. Wireless gross service revenues (before commissions to distributors) were up 17.5% buoyed by data revenues, that expanded 20.4% in the period. ARPU rose 8.6% from the prior year helped along by the adoption of smartphones and data intensive plans and by an increase in voice traffic. Fixed-line revenues climbed 21.6% driven by data revenues that increased 26.5% from the year before.

Our EBITDA of 1.1 billion Argentinean pesos exceeded that of the prior year by 22.7% and was equivalent to 41.3% of revenues, 1.4 percentage points more than a year before.

INCOME STATEMENT (IFRS)
Argentina, Paraguay & Uruguay
Millions of ARP	check
	1Q11	1Q10	Var.%

Total Revenues	2,705	2,281	18.6%
Wireless Revenues	2,575	2,184	17.9%
Fixed Line and Other Revenues	162	133	21.6%

EBITDA	1,118	911	22.7%
% total revenues	41.3%	39.9%

EBIT	952	731	30.2%
%	35.2%	32.1%

Argentina, Uruguay & Paraguay Operating Data

	1Q11	1Q10	Var.%
Wireless Subscribers (thousands)	19,701	18,686	5.4%
Postpaid	2,565	2,441	5.1%
Prepaid	17,135	16,246	5.5%
MOU	135	130	3.7%
ARPU (ARP)	39	36	8.6%
Churn (%)	2.7%	1.9%	0.8
Revenue Generating Units (RGUs)*	227	179	26.9%
* Fixed Line and Broadband

This year we formally launched our fiber optic network for fixed-line services. We currently have over 200 thousand homes passed which we will continue to expand throughout the country.

Brazil

We ended the first quarter with 73 million accesses in Brazil, of which 53.4 million are wireless lines—17.2% more than a year before—and 19.6 million are RGUs on the fixed-line platform—29.3% more than a year before.

On the wireless platform, we added 1.8 million new clients, 52.3% more than in the same period of 2010, to finish March with 53.4 million subscribers, 17.2% more than than the precedent year. The quarter’s net additions include 687 thousand post-paid subscribers, more than twice as many as obtained a year ago, helping our postpaid subscriber base grow 24.8% year-on-year. For the second consecutive quarter we were the market leaders in this segment with 41.5% share of net adds.

We also added 982 thousand RGUs on the fixed-line platform of which 203 thousand were broadband accesses and 556 thousand were PayTV clients. At the end of March we had a total of 19.6 million RGUs, 29.3% more than a year before.

PayTV was the fastest growing segment with an annual growth rate of 42.2%. Demand for satellite TV services has surged and we now have more than 1.4 million subscriptions through our Via-Embratel offering compared to 440 thousand in March 2010.

Our revenues totaled 5.5 billion reais, representing an annual increase of 5.7%. Our wireless revenues rose 5.5% to 3.0 billion reais with gross service revenues expanding 6.9% (4.8% in net terms, after commisions). Data was the most important catalyst of growth, with wireless data revenues climbing 27.8% year-on-year. ARPU figures were down 10.4% as a result of an 11.4% decline in the average price per minute of voice and the dilution effect linked to the rapid growth of our subscriber base.

Wire-line revenues for the period came in at 2.9 billion reais, exceeding by 7.2% those of 2010. Revenues coming from Pay TV services (excluding those of Net Servicos that are not being consolidated in our financial statements) nearly tripled relative to those of the prior year while those coming from broadband services expanded 28.4%.

The quarter’s EBITDA declined 11.2% to 1.6 billion reais mostly on account of greater subscriber acquisition costs on wireless. The EBITDA margin for the period stood at 28.5% of revenues.

INCOME STATEMENT (IFRS)
Brazil
Millions of BrL	check
	1Q11	1Q10	Var.%

Total Revenues	5,478	5,183	5.7%
Wireless Revenues	2,958	2,804	5.5%
Fixed Line and Other Revenues	2,906	2,710	7.2%

EBITDA	1,562	1,759	-11.2%
% total revenues	28.5%	33.9%

EBIT	409	748	-45.3%
%	7.5%	14.4%

Brazil Operating Data

	1Q11	1Q10	Var.%
Wireless Subscribers (thousands)	53,438	45,583	17.2%
Postpaid	10,930	8,758	24.8%
Prepaid	42,508	36,825	15.4%
MOU	90	92	-2.4%
ARPU (BrL)	18	20	-10.4%
Churn (%)	3.3%	2.8%	0.6
Revenue Generating Units (RGUs)*	19,570	15,136	29.3%
* Fixed Line and Broadband

Colombia-Panama

After adding 788 thousand wireless subscribers in the first quarter (twice as many as those gained in the same period of 2010) we ended March with 30.2 million wireless users, 7.2% more than a year before. Postpaid growth was somewhat higher at 8.1%. We also obtained 112 thousand new fixed-line accesses and ended March with 3.1 million RGUs, 10.7% more than in the year-earlier quarter. Altogether we reached 30.2 million accesses at the end of march.

First quarter revenues of 2.0 trillion Colombian pesos exceeded by 10.2% those of the prior year. Wireless data revenues shot up 42.6% in the period contributing to a 6.6% expansion in wireless gross service revenues. Fixed-line revenues were up 9.7% lead by fixed line voice.

First quarter EBITDA, 919 billion Colombian pesos, was 12.4% higher than that of the same period of 2010. Our margin climbed 90 basis points in the year to 45.5% of revenues even in the face of substantial subscriber growth.

INCOME STATEMENT (IFRS)
Colombia and Panama
Billions of COP	check
	1Q11	1Q10	Var.%

Total Revenues	2,021	1,834	10.2%
Wireless Revenues	1,664	1,538	8.2%
Fixed Line and Other Revenues	334	304	9.7%

EBITDA	919	818	12.4%
% total revenues	45.5%	44.6%

EBIT	605	563	7.4%
%	29.9%	30.7%

Colombia and Panama Operating Data

	1Q11	1Q10	Var.%
Wireless Subscribers (thousands)	30,201	28,160	7.2%
Postpaid	4,367	4,039	8.1%
Prepaid	25,834	24,121	7.1%
MOU	197	186	6.3%
ARPU (CoP)	16,575	16,642	-0.4%
Churn (%)	3.1%	3.5%	(0.4)
Revenue Generating Units (RGUs)*	3,116	2,815	10.7%
* Fixed Line and Broadband

Chile

After adding 176 thousand wireless subscribers in the quarter (a fourth of which were postpaid) we finished March with just over 5 million wireless clients, 33.9% more than a year before. Our fixed-line accesses totaled 916 thousand RGUs, having risen 31.1% over the year. In all, we finished the quarter with almost 6 million accesses.

Total revenues of 129.3 billion Chilean pesos were 27.9% higher than those of the first quarter of 2010, with roughly two thirds coming from our wireless operations. Our wireless gross service revenues rose 29.5% on the back of strong data revenue growth of 48.3%.  ARPU was down as the 11.2% increase in minutes of use failed to compensate for the 16.5% decline in voice prices; it was also somewhat eroded by the fast pace of subscriber growth.

On the fixed-line platform revenues grew at a rate of 37.2% to 45.2 billion Chilean pesos as broadband revenues more than doubled and PayTV revenues shot up 58.5% over the year.

The period’s EBITDA came in at 15.2 billion Chilean pesos and was 85.6% greater than that of 2010 on the back of strong top line growth, good cost controls and the benefit of a greater operating scale. At 11.8% of revenues our EBITDA margin was 3.7 percentage points higher than a year before.

INCOME STATEMENT (IFRS)
Chile
Millions of ChP	check
	1Q11	1Q10	Var.%

Total Revenues	129,261	101,080	27.9%
Wireless Revenues	86,842	68,160	27.4%
Fixed Line and Other Revenues	45,182	32,935	37.2%

EBITDA	15,241	8,213	85.6%
% total revenues	11.8%	8.1%

EBIT	-16,482	-14,510	-13.6%
%	-12.8%	-14.4%

Chile Operating Data

	1Q11	1Q10	Var.%
Wireless Subscribers (thousands)	5,046	3,769	33.9%
Postpaid	881	571	54.2%
Prepaid	4,166	3,198	30.3%
MOU	189	170	11.2%
ARPU (ChP)	4,866	5,122	-5.0%
Churn (%)	5.3%	3.9%	1.3
Revenue Generating Units (RGUs)*	916	699	31.1%
* Fixed Line and Broadband

Ecuador

We ended March with 11 million accesses in Ecuador, nearly all of them wireless subscribers (10.9 million), having added 235 thousand subscribers in the first quarter. One fifth of our net adds were post-paid clients. On the fixed-line platform the number of accesses doubled over the year before

Our revenues rose 14.9% to 334 million dollars. Wireless gross service revenues grew 14.8% annually, with data revenues climbing 27.5%. ARPUs were up 5.1% relative to the prior year led by data and a hefty increase in the minutes of use per subscriber as voice prices per minute declined. On the fixed-line front, we experienced a 48.4% increase in revenues but they still represent a small fraction of our revenues.

INCOME STATEMENT (IFRS)
Ecuador
Millions of Dollars	check
	1Q11	1Q10	Var.%

Total Revenues	334	291	14.9%
Wireless Revenues	326	286	14.0%
Fixed Line and Other Revenues	7	5	48.4%

EBITDA	180	151	19.0%
% total revenues	53.7%	51.8%

EBIT	121	97	23.9%
%	36.1%	33.5%

Ecuador Operating Data

	1Q11	1Q10	Var.%
Wireless Subscribers (thousands)	10,859	9,782	11.0%
Postpaid	1,409	1,119	25.9%
Prepaid	9,450	8,663	9.1%
MOU	165	164	1.1%
ARPU (Usd)	9	8	5.1%
Churn (%)	2.1%	1.5%	0.6
Revenue Generating Units (RGUs)*	125	63	97.3%
* Fixed Line and Broadband

Our EBITDA for the quarter, 180 million dollars, was up 19.0% compared to the same period of 2010. It was equivalent to 53.7% of revenues, representing a margin expansion of 1.9 percentage points in twelve months.

In March we began using Claro as our brand for all services, fixed and mobile.

Peru

We ended March with 10.5 million accesses in Peru, 15.8% more than a year before. Our wireless subscriber base reached 10 million clients, 14.4% more than a year before, with our postpaid subscriber base jumping 52.0%. On the fixed-line front, we had 483 thousand RGUs which represents a 56.6% increase over the prior year as our broadband and PayTV accesses shot up 69.6% and 77.5%.

Our revenues totaled 846 million soles in the quarter and were 17.0% higher than those of the same period of 2010. Wireless gross service revenues were up 17.4% as data revenues jumped 71.2%. ARPUs were practically flat in spite of the 15.5% reduction in the average revenue per minute of voice thanks to their being supported by data and traffic expansion. Fixed-line revenues (which account for only 13% of total revenues) were up 22.0% as a result of the increase in PayTV and data revenues that more than offset the decline in fixed voice service revenues.

EBITDA for the quarter, 406 million soles, was 28.3% above that of the year-earlier quarter. It was equivalent to 47.9% of our revenues and represented a margin expansion of 4.2 percentage points on the back of cost efficiency gains.

A regulatory measure came to effect requiring all  prepaid subscribers to register their personal information, thus to comply with government regulations, we disconnected 83 thousand prepaid lines in the month of March.

INCOME STATEMENT (IFRS)
Peru
Millions of Soles	check
	1Q11	1Q10	Var.%

Total Revenues	846	723	17.0%
Wireless Revenues	754	654	15.3%
Fixed Line and Other Revenues	116	95	22.0%

EBITDA	406	316	28.3%
% total revenues	47.9%	43.7%

EBIT	271	200	35.6%
%	32.0%	27.6%

Peru Operating Data

	1Q11	1Q10	Var.%
Wireless Subscribers (thousands)	9,998	8,741	14.4%
Postpaid	1,444	950	52.0%
Prepaid	8,554	7,791	9.8%
MOU	106	95	10.6%
ARPU (Sol)	22	22	-0.1%
Churn (%)	3.4%	2.7%	0.6
Revenue Generating Units (RGUs)*	483	308	56.6%
* Fixed Line and Broadband

Central America and the Caribbean

We added 193 thousand wireless subscribers in the quarter to finish the period with 17.5 million wireless clients. Our operations in Central America registered net gains that were 74.3% greater than the prior year. Along with 5.5 million RGUs (which rose 8.4% over the year) we had nearly 23 million accesses in the region.

First quarter revenues of 910 million dollars were 4.5% higher than those of the same quarter of 2010, split almost evenly between wireless and wire-line. Wireless gross service revenues rose 11.5% buoyed by a 77.7% increase in mobile data revenues. Fixed-line revenues declined 1.0% in the quarter, as the increase in PayTV and broadband revenues failed to compensate for the decline in fixed-voice revenues.

First quarter EBITDA of 327 million dollars was 5.5% higher than that of the prior year, with the margin for the quarter coming in at 36.0%, slightly above that of 2010.

INCOME STATEMENT (IFRS)
Central America and The Caribbean
Millions of Dollars	check
	1Q11	1Q10	Var.%

Total Revenues	910	870	4.5%
Wireless Revenues	464	420	10.4%
Fixed Line and Other Revenues	446	450	-1.0%

EBITDA	327	310	5.5%
% total revenues	36.0%	35.7%

EBIT	83	113	-26.6%
%	9.1%	13.0%

Central America and the Caribbean Operating Data

	1Q11	1Q10	Var.%
Wireless Subscribers (thousands)	17,462	15,981	9.3%
Postpaid	2,061	1,801	14.4%
Prepaid	15,400	14,180	8.6%
MOU	198	181	9.1%
ARPU (Usd)	8	8	1.6%
Churn (%)	3.3%	3.4%	(0.0)
Revenue Generating Units (RGUs)*	5,493	5,067	8.4%
* Fixed Line and Broadband

United States

Tracfone, our U.S. subsidiary, added 780 thousand subscribers in the first quarter to finish March with 18.5 million clients, an increase of 19.9% over the prior year.

It obtained revenues of 868 million dollars that were 43.3% higher than those of the year-earlier quarter. ARPUs rose 27.8% as traffic per subscriber shot up 131.0% to 354 minutes per month resulting from the change in the mix of our subscriber base as StraighTalk continues to gain share among its commercial offerings.

The quarter’s EBITDA, 63 million dollars, was 17.7% below that of 2010 and equivalent to 7.3% of revenues. However, before subscriber acquisition costs EBITDA actually rose 14.5% from a year before.  It is important to consider that the StraighTalk plans represent a higher volume, but lower margin business.  Consequently it brings about a significant expansion of revenues but a lower margin—all things equal—than the one made on the other commercial offerings.

INCOME STATEMENT (IFRS)
United States
Millions of Dollars	check
	1Q11	1Q10	Var.%

Total Revenues	868	605	43.3%

EBITDA	63	77	-17.7%
% total revenues	7.3%	12.7%

EBIT	56	70	-19.9%
%	6.5%	11.6%

United States Operating Data

	1Q11	1Q10	Var.%
Wireless Subscribers (thousands)	18,529	15,452	19.9%
MOU	354	153	131.0%
ARPU (Usd)	14	11	27.8%
Churn (%)	4.1%	3.6%	0.5
* Fixed Line and Broadband

Exchange Rates Vs Us Dollar

	1Q11	1Q10	Var.%

Mexico
EoP	11.97	12.46	-4.0%
Average	12.08	12.80	-5.6%

Brazil
EoP	1.63	1.78	-8.6%
Average	1.67	1.80	-7.5%

Argentina
EoP	4.05	3.88	4.5%
Average	4.01	3.84	4.6%

Chile
EoP	479	524	-8.6%
Average	482	519	-7.1%

Colombia
EoP	1,879	1,929	-2.5%
Average	1,878	1,948	-3.6%

Guatemala
EoP	7.69	7.99	-3.7%
Average	7.83	8.19	-4.3%

Honduras
EoP	19.03	19.03	0.0%
Average	19.03	19.03	0.0%

Nicaragua
EoP	22.15	21.09	5.0%
Average	22.02	20.97	5.0%

Peru
EoP	2.81	2.84	-1.3%
Average	2.78	2.85	-2.5%

Paraguay
EoP	4,130	4,698	-12.1%
Average	4,501	4,681	-3.9%

Uruguay
EoP	19.20	19.46	-1.3%
Average	19.60	19.65	-0.3%

Dominican
EoP	37.91	36.48	3.9%
Average	37.75	36.34	3.9%

Jamaica
EoP	85.75	89.51	-4.2%
Average	85.81	89.69	-4.3%

Exchange Rates Vs Peso

	1T11	1T10	Var.%

USA
EoP	0.08	0.08	4.1%
Average	0.08	0.08	5.9%

Brazil
EoP	7.35	7.00	5.0%
Average	7.25	7.10	2.0%

Argentina
EoP	2.95	3.21	-8.1%
Average	3.01	3.33	-9.7%

Chile
EoP	0.025	0.024	5.0%
Average	0.025	0.025	1.7%

Colombia
EoP	0.0064	0.0065	-1.5%
Average	0.0064	0.0066	-2.1%

Guatemala
EoP	1.56	1.56	-0.3%
Average	1.54	1.56	-1.3%

Honduras
EoP	0.63	0.66	-4.0%
Average	0.63	0.67	-5.6%

Nicaragua
EoP	0.54	0.59	-8.6%
Average	0.55	0.61	-10.1%

Peru
EoP	4.27	4.39	-2.7%
Average	4.35	4.49	-3.2%

Paraguay
EoP	0.0029	0.0027	9.2%
Average	0.0027	0.0027	-1.8%

Uruguay
EoP	0.62	0.64	-2.7%
Average	0.62	0.65	-5.3%

Dominican
EoP	0.32	0.34	-7.6%
Average	0.32	0.35	-9.1%

Jamaica
EoP	0.14	0.14	0.2%
Average	0.14	0.14	-1.3%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 03, 2011

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Carlos García Moreno
Name: Title:	Carlos García Moreno Chief Financial Officer